

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2011

Bruce Van Saun
Group Finance Director
National Westminster Bank Plc England
135 Bishopsgate
London, England EC2M 3UR

  Re: **National Westminster Bank Plc England**
     Form 20-F for Fiscal Year Ended December 31, 2009
     Filed April 27, 2010
     File No. 001-09266

Dear Mr. Van Saun:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Kevin W. Vaughn
       Accounting Branch Chief